Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the quarter and year ended March 31, 2016 under IFRS

IT Services Revenue grew 7.6% in the year on constant currency

IT Services Revenue grew 2.7% sequentially in the quarter on constant currency

Bangalore, India and East Brunswick, New Jersey, USA – April 20, 2016 — Wipro Limited (NYSE:WIT) today announced financial results under International Financial Reporting Standards (IFRS) for its fourth quarter and year ended March 31, 2016.

Highlights of the Results

Results for the Year ended March 31, 2016:

•	Gross Revenues were 512.4 billion ($7.7 billion1), an increase of 9% YoY.

•	Net Income[2] was 88.9 billion ($1.3 billion1), an increase of 3% YoY.

•	IT Services Revenue was $7,346 million, a YoY increase of 3.7%. Non-GAAP Constant Currency IT Services Revenue in dollar terms grew 7.6%.

•	IT Services Segment Revenues in Rupee terms was 487.3 billion ($7.4 billion1), an increase of 11% YoY.

•	IT Services Segment Profit[3] was 99.7 billion ($1.5 billion1), an increase of 2% YoY. IT Services Margins for the year was 20.5%.

•	Board of Directors recommended a final dividend of 1 ($0.021) per share/ADS, taking the total dividend declared for the year to 6 ($0.091) per share/ADS.

•	Board of Directors approved a buyback proposal for purchase by the company of up to 40 million shares at a price of Rs. 625 ($9.431) per equity share for an aggregate amount not exceeding Rs. 25,000 million ($377 million1).

Results for the Quarter ended March 31, 2016:

•	Gross Revenues were 136.3 billion ($2.1 billion1), an increase of 12% YoY.

•	Net Income[2] was 22.4 billion ($337 million1), decrease of 2% YoY.

•	Non-GAAP constant currency IT Services Revenue in dollar terms grew 2.7% to $1,887.6 million, within our guidance range of $1,875 million to $1,912 million.

•	IT Services Revenue was $1,882.0 million, a sequential increase of 2.4% and YoY increase of 6.1%.

•	IT Services Segment Revenues in Rupee terms was 128.0 billion ($1,932 million1), an increase of 14% YoY.

•	IT Services Segment Profit[3] was 25.7 billion ($387 million1), an increase of 4% YoY.

•	IT Services Margins for the quarter was 20.1%.

1.	For the convenience of the reader, the amounts in Indian Rupees in this release have been translated into United States Dollars at the noon buying rate in New York City on March 31, 2016, for cable transfers in Indian rupees, as certified by the Federal Reserve Board of New York, which was US $1= 66.25. However, the realized exchange rate in our IT Services business segment for the quarter ended March 31, 2016 was US$1= 68.00

2.	Refers to ‘Profit for the period attributable to equity holders of the company’

3.	Refers to Segment Results

Performance for the quarter and year ended March 31, 2016

Abidali Z. Neemuchwala, Chief Executive Officer & Member of the Board, said, “Our focus is to drive significant growth in our ‘run’ business through integrated services and hyper-automation while gaining leadership in the ‘change’ business through investments in Digital and Consulting capabilities, IP-based platforms & products and creating differentiated domain solutions for non-linear growth.”

Jatin Dalal, Chief Financial Officer, said –“We have maintained our margins in the quarter, with benefits from utilization and operational efficiencies largely off-setting the margin impact from our inorganic investments. We continue to generate robust cash flows during the year. The move to buyback equity shares is part of the company’s policy to provide regular, stable and consistent return to investors while striving to enhance long-term value for all stakeholders.”

Buyback of Shares

The Board of Directors approved a buyback proposal for purchase by the company of up to 40 million equity shares of Rs. 2 each (representing 1.62% of total equity capital) from the shareholders of the company on a proportionate basis by way of a tender offer. The buyback price will be Rs. 625 ($9.431) per equity share payable in cash for an aggregate amount not exceeding Rs. 25,000 million ($377 million1) in accordance with the provision of Companies Act, 2013 and the SEBI (Buy Back of Securities) Regulations, 1998 (Buyback Regulations). Additional information regarding the terms and conditions of the buyback will be disclosed in due course in accordance with Buyback Regulations.

Outlook for the Quarter ending June 30, 2016

We expect Revenues from our IT Services business to be in the range of $ 1,901 million to $ 1,939 million*.

*	Guidance is based on the following exchange rates: GBP/USD at 1.42, Euro/USD at 1.12, AUD/USD at 0.74, USD/INR at 67.31 and USD/CAD at 1.35

IT Services

The IT Services segment had a headcount of 172,912 as of March 31, 2016. We added 119 new customers during the quarter including the customers of cellent and HealthPlan Services.

Wipro continued its momentum in winning Large Deals globally as listed below:

Wipro has been awarded a contract by Saudi Aramco, the national oil company of Saudi Arabia, for the design and implementation of Communications & Security systems for its Fadhili Gas Plant project.

Wipro has won a multi-year engagement with a Top 5 news and information provider as its digital transformation partner. This program will drive innovation for the company, enable revenue growth through digital platforms, augment its risk profile through enhanced cyber security and improve service availability to the company’s end customers.

A global wind energy equipment manufacturing company has selected Wipro as its strategic IT partner to transform its workplace as a part of its digital journey. Leveraging its strong understanding of the manufacturing domain, Wipro’s solution aims to enable a superior and seamless user experience and offers increased mobility for employees of the customer organization, while ensuring data security and optimized costs.

Wipro has won a Customer Service and Billing Transformation engagement with a large water utility company based in United Kingdom. This deployment, which leverages SaFeWater, Wipro’s certified water industry billing solution, will enable the utility company transform customer experiences and become more competitive, particularly, given the UK Water Regulator, ofwat’s Open Water market-deregulation initiative.

A leading United States-based natural gas distribution utility has selected Wipro to manage its IT infrastructure for a period of five years. Wipro will leverage its next-generation managed services framework, ServiceNXT for the engagement.

A US-based Fortune 20 Healthcare Payer organization has selected Wipro as its key implementation partner for Provider Contracting and Data Management.

Digital highlights

Our Digital capability combining strategy, design, engineering and analytics is seeing traction in the marketplace. Designit’s unique capabilities combined with Wipro’s technological prowess is driving synergistic deal wins.

Our Digital unit was brought in by a global tier 1 bank to support the rebuild of their wealth management experience. We are supporting their efforts across design and engineering, significantly shortening the time to market and increasing the speed of engineering delivery.

Applying our deep Internet of Things (IoT) capability, we are helping a leading provider of welding solutions with their vision for a data-driven decision-making environment where fabricators and manufacturers can move the true levers of productivity and quality, as well as make better use of working capital.

Wipro has been named a strategic supplier to a global tier 1 bank, where we continue to work to establish the digital banking platform globally, providing digital expertise and support to help deliver the new core banking platform.

Wipro has won a CRM transformation program with Telenor, a leading global operator. This program will enable the Asian business unit of Telenor to achieve business transformation and simplification of complete customer management through simplified business processes. The solution will be designed and built using Open Source technologies and will be future cloud-ready. It will also enable Telenor to provide a mobile interface to retailers for simplified business transactions.

A fragrance provider has selected our combined IoT and Cloud services to support their connected vision for remote monitoring and control of dispensing assets, which will improve visibility into product utilization.

For a leading Asia-based airline, Designit and Wipro started to work on the airline’s future digital experience by creating a benchmark and best-practice study as well as a future vision for C-level management.

For a large Scandinavian energy-provider, Designit and Wipro have been assigned to rethink the company’s digital strategy and transform the digital customer and brand experience, responding to a market in radical change.

A European bank has retained us to support their digital and customer innovation strategy as they look to reimagine the banking experience for their customers.

Cloud highlights

Wipro was chosen as a partner to manage, enhance and transform the sales operations processes developed across multiple cloud platforms for a global provider of products, technologies & software.

Wipro will partner with an Australia-based company that provides outdoor advertising solutions to transform their financial processes on cloud. The solution will involve implementing Cloud ERP solutions including Financials, Purchasing, Planning and Budgeting processes.

Wipro has been awarded a project to streamline the Source-to-Pay processes, improve supply chain relationship, and enhance the visibility of procurement spend for an Australian corporation providing asset management and infrastructure development services. The solution is being delivered on a leading cloud procurement platform.

Delivery Excellence

Wipro’s Healthcare Enrollment Platform ‘Member 360’, was used by 16 Medicare Advantage plans for 2016 open enrollment. 125,000 members were enrolled in the plan with 98% first pass enrollment, helping Medicare Advantage plans meet federal mandated timeline for enrollment. Wipro’s Healthcare customers have benefited during this open enrollment, through Wipro’s investments in this ‘Member 360’ platform, which enabled higher automation, simplified work-flows and ensured scalability.

For a leading global medical devices OEM, Wipro’s product cross functional specialists worked to achieve a 6% reduction in the product recall rate helping the customer to save about $16 million per annum.

We have been recognized by our clients for the value we have delivered:

Fruit of the Loom’s CEO and CIO have recognized and presented the Slam Dunk Champion Award to the Wipro Delivery Team for excellence in delivery for the year 2015

Patrik Ekström, CIO, Outokumpu said, “We have been working with Wipro for almost 2 years now. The relationship is very open, natural and we can easily engage in dialogue. We were surprised to see that Wipro, whom we saw as an SAP maintenance partner, was able to bring mathematical professor level skills and were able to convince our business team that Wipro is the right partner. Wipro is a company which focusses on asset building, as I understand, like for example, building something that you might not be able to find in the market. One example of what we have achieved together is how the manufacturing execution systems have been connected to the Industrial Internet kind of Automation Solutions. Those are clear examples of innovation Wipro is bringing to us. We will recommend Wipro to peers for its willingness to serve customers.”

Douglas Yoder, IT Manager, Echostar Corporation said, “Wipro has delivered the Dish Paperless Agreement mobile app (DPA) which has significantly helped Dish save time, money and effort on creating and maintaining the hard copies of the agreements. Dish is saving 10% on its operational cost on every agreement. Wipro delivery team never ceases to amaze me with their passion and commitment towards the customer success. Wipro has broad and deep reserves of intellectual resources across numerous enterprises whose experience the members of my team can draw upon. My experience with Wipro in the past 5 years has been rewarding and looking forward for many more success stories.”

Awards and accolades

Wipro was recognized as a 2016 World’s Most Ethical Company® for the fifth successive year by the Ethisphere Institute, the global leader in defining and advancing the standards of ethical business practices.

Wipro received the ‘NASSCOM Corporate Award for Excellence in Diversity and Inclusion 2016’, in the category of ‘Best Program for Excellence in Gender Diversity’. This award recognizes organizations that have institutionalized robust and successful programs for driving and sustaining gender diversity initiatives, policies and processes.

Wipro has been named a ‘Leader’ by the global research and advisory firm NelsonHall in its latest NEAT analysis on Internet of Things (IoT) services. According to the profile detailing Wipro’s IoT capabilities, Wipro is an end-to-end service provider for IoT, moving the client from consulting services, to device engineering and machine analytics, systems integration, platform and application services, workflow building, and managed services.

Wipro has been positioned as a Leader in The Forrester Wave™: Information Security Consulting Services, Q1 2016

Wipro was awarded the Systems Middleware Innovative Solution Award by its partner IBM.

Wipro’s Risk Intelligence Center has won the ‘Gold Award’ in the Risk Management category at Info Security Product Guide’s 2016 Global Excellence Awards.

IT Products

•	Revenue for the year ended March 31, 2016 was 29.7 billion ($449 million1) a de-growth of 13% YoY.

•	Our IT Products Segment delivered Revenue of 9.6 billion ($145 million1) for the quarter ended March 31, 2016, a sequential growth of 48%.

Please refer the table on page 8 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP financial measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 8 provides IT Services Revenue on a constant currency basis, which is a non-GAAP measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance.

This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS, and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the quarter and year ended March 31, 2016, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com.

Quarterly Conference Call

We will hold an earnings conference call today at 07:15 p.m. Indian Standard Time (09:45 a.m. US Eastern Time) to discuss our performance for the quarter. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.

About Wipro Limited (NYSE: WIT)

Wipro Limited (NYSE:WIT) is a leading information technology, consulting and business process services company that delivers solutions to enable its clients do business better. Wipro delivers winning business outcomes through its deep industry experience and a 360 degree view of “Business through Technology.” By combining digital strategy, customer centric design, advanced analytics and product engineering approach, Wipro helps its clients create successful and adaptive businesses. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, Wipro has a dedicated workforce of over 160,000, serving clients in 175+ cities across 6 continents. For more information, please visit www.wipro.com

For more information, please visit www.wipro.com

Contact for Investor Relations		Contact for Media & Press
Pavan N Rao	Abhishek Kumar Jain	Vipin Nair
Phone: +91-80-4672 6143	Phone: +1 978 826 4700	Phone: +91-98450 14036
pavan.rao@wipro.com	abhishekkumar.jain@wipro.com	vipin.nair1@wipro.com

Forward-looking statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # #

(Tables to follow)

Wipro limited and subsidiaries

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(Rupees in millions, except share and per share data, unless otherwise stated)

	As of March 31,	As of March 31,
	2015	2016	2016
			Convenience translation into US dollar in millions (unaudited) - Refer footnote 1 on Page 1
ASSETS
Goodwill	68,078	101,991	1,539
Intangible assets	7,931	15,841	239
Property, plant and equipment	54,206	64,952	980
Derivative assets	736	260	4
Available for sale investments	3,867	4,907	74
Non-current tax assets	11,409	11,751	177
Deferred tax assets	2,945	3,800	57
Other non-current assets	14,369	15,828	239

Total non-current assets	163,541	219,330	3,309

Inventories	4,849	5,390	81
Trade receivables	91,531	102,380	1,545
Other current assets	73,359	104,068	1,571
Unbilled revenues	42,338	48,273	729
Available for sale investments	53,908	132,944	2,007
Current tax assets	6,490	7,812	118
Derivative assets	5,077	5,675	86
Cash and cash equivalents	158,940	99,049	1,495

Total current assets	436,492	505,591	7,632

TOTAL ASSETS	600,033	724,921	10,941

EQUITY
Share capital	4,937	4,941	75
Share premium	14,031	14,642	221
Retained earnings	372,248	425,735	6,426
Share based payment reserve	1,312	2,229	34
Other components of equity	15,454	18,531	280

Equity attributable to the equity holders of the Company	407,982	466,078	7,036
Non-controlling interest	1,646	2,224	34

Total equity	409,628	468,302	7,070

LIABILITIES
Long - term loans and borrowings	12,707	17,361	262
Deferred tax liabilities	3,240	5,108	77
Derivative liabilities	71	119	2
Non-current tax liabilities	6,695	8,231	124
Other non-current liabilities	3,658	7,225	109
Provisions	5	14	—

Total non-current liabilities	26,376	38,058	574

Loans and borrowings and bank overdrafts	66,206	107,860	1,628
Trade payables and accrued expenses	58,745	68,187	1,027
Unearned revenues	16,549	18,076	273
Current tax liabilities	8,036	7,015	106
Derivative liabilities	753	2,340	35
Other current liabilities	12,223	13,821	209
Provisions	1,517	1,262	19

Total current liabilities	164,029	218,561	3,297

TOTAL LIABILITIES	190,405	256,619	3,871

TOTAL EQUITY AND LIABILITIES	600,033	724,921	10,941

Wipro limited and subsidiaries

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

(Rupees in millions, except share and per share data, unless otherwise stated)

	Three Months ended March 31,			Year ended March 31,
	2015	2016	2016	2015	2016	2016
			Convenience translation into US dollar in millions (unaudited)- Refer footnote 1 on Page 1			Convenience translation into US dollar in millions (unaudited) - Refer footnote 1 on Page 1
Gross revenues	121,420	136,324	2,058	469,545	512,440	7,735
Cost of revenues	(82,609)	(95,843)	(1,447)	(321,284)	(356,724)	(5,385)
Gross profit	38,811	40,481	611	148,261	155,716	2,350
Selling and marketing expenses	(7,916)	(8,983)	(136)	(30,625)	(34,097)	(515)
General and administrative expenses	(6,633)	(7,755)	(117)	(25,850)	(28,465)	(430)
Foreign exchange gains/(losses), net	294	1,093	16	3,637	3,867	58
Results from operating activities	24,556	24,836	374	95,423	97,021	1,463
Finance expenses	(912)	(1,284)	(19)	(3,599)	(5,582)	(84)
Finance and other income	5,476	5,617	85	19,859	23,280	351
Profit before tax	29,120	29,169	440	111,683	114,719	1,730
Income tax expense	(6,255)	(6,626)	(100)	(24,624)	(25,305)	(382)

Profit for the period	22,865	22,543	340	87,059	89,414	1,348

Attributable to:
Equity holders of the company	22,720	22,350	337	86,528	88,922	1,342
Non-controlling interest	145	193	3	531	492	7

Profit for the period	22,865	22,543	340	87,059	89,414	1,349

Earnings per equity share:
Attributable to equity share holders of the company
Basic	9.25	9.10	0.14	35.25	36.20	0.55
Diluted	9.21	9.08	0.14	35.13	36.12	0.54
Weighted average number of equity shares used in computing earnings per equity share
Basic	2,456,575,761	2,457,344,850	2,457,344,850	2,454,681,650	2,456,559,400	2,456,559,400
Diluted	2,465,876,236	2,462,738,033	2,462,738,033	2,462,579,161	2,461,689,908	2,461,689,908
Additional Information
Segment Revenue
IT Services Business Units
BFSI	29,852	32,551	491	115,505	128,147	1,934
HLS	13,171	16,905	255	49,884	58,358	881
RCTG	16,258	19,721	298	62,209	74,372	1,123
ENU	17,437	17,917	270	71,229	70,866	1,070
MFG	20,582	24,109	364	80,303	90,877	1,372
GMT	15,117	16,764	253	61,050	64,696	977

IT SERVICES TOTAL	112,417	127,967	1,932	440,180	487,316	7,356
IT PRODUCTS	9,454	9,604	145	34,006	29,722	449
RECONCILING ITEMS	(157)	(154)	(2)	(1,004)	(731)	(11)

TOTAL	121,714	137,417	2,074	473,182	516,307	7,793

Segment Result
IT Services Business Units
BFSI	7,474	6,997	106	27,378	28,143	425
HLS	3,031	3,169	48	10,565	12,160	184
RCTG	3,542	3,687	56	13,190	13,898	210
ENU	4,078	3,638	55	17,561	14,382	217
MFG	4,497	4,482	68	17,127	17,752	268
GMT	2,878	3,389	51	13,574	12,317	186
OTHERS	—	—	—	583	—	—
UNALLOCATED	(723)	303	5	(2,329)	1,064	16

TOTAL IT SERVICES	24,777	25,665	387	97,649	99,716	1,505
IT PRODUCTS	58	(290)	(4)	374	(864)	(13)
RECONCILING ITEMS	(279)	(539)	(8)	(2,600)	(1,831)	(28)

TOTAL	24,556	24,836	375	95,423	97,021	1,464

FINANCE EXPENSE	(912)	(1,284)	(19)	(3,599)	(5,582)	(84)
FINANCE AND OTHER INCOME	5,476	5,617	85	19,859	23,280	351

PROFIT BEFORE TAX	29,120	29,169	440	111,683	114,719	1,732
INCOME TAX EXPENSE	(6,255)	(6,626)	(100)	(24,624)	(25,305)	(382)

PROFIT FOR THE PERIOD	22,865	22,543	340	87,059	89,414	1,350

Segment result represents operating profits of the segments and dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

The Company is organized by the following operating segments; IT Services and IT Products.

The IT Services segment primarily consists of IT Service offerings to our customers organized by industry verticals as follows: Banking, Financial Services and Insurance (BFSI), Healthcare and Life Sciences (HLS), Retail, Consumer, Transport and Government (RCTG), Energy, Natural Resources and Utilities (ENU), Manufacturing (MFG), Global Media and Telecom (GMT). Starting with quarter ended September 30, 2014, it also includes Others which comprises dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income. Key service offering to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

In the IT Products segment, the Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware products, software licenses and other related deliverables.

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)

Three Months ended March 31, 2016

IT Services Revenue as per IFRS	$1,882.0
Effect of Foreign currency exchange movement	$5.6

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$1,887.6

Three Months ended March 31, 2016

IT Services Revenue as per IFRS	$1,882.0
Effect of Foreign currency exchange movement	$30.3

Non-GAAP Constant Currency IT Services Revenue based on previous year exchange rates	$1,912.3